Exhibit 99.3

TITAN TRADING ANALYTICS INC.
Unit 120, 4445 Calgary Trail, Edmonton, Alberta, T6H 5R7
 Telephone: (780) 438-1239 Fax: (780) 438-1249

FOR IMMEDIATE RELEASE

TSX Venture Trading Symbol: TTA
NASD OTCBB Trading Symbol: TITAF

TITAN TRADING ANALYTICS INC.
ANNOUNCES NON-BROKERED PRIVATE PLACEMENT of CONVERTIBLE DEBENTURE

EDMONTON, ALBERTA - (July 19, 2012) - Titan Trading Analytics Inc. (TSX VENTURE: TTA) (OTCBB: TITAF) (“Titan” or the “Corporation”) announced today it intends to proceed with a non-brokered private placement offering of $250,000 in convertible debenture (“Debenture”). The Debenture will mature 24 months from the date of issuance (“Maturity Date”) and bear an annual interest rate of 10%. The Debenture will be convertible into units at a deemed price of $0.07 per unit (“Conversion Price”) on or before the Maturity Date. Each unit consists of one common share (“Share”) and one-half of one Share purchase warrant that is exercisable at a price of $0.10 per Share for up to 24 months from the date of conversion.

The private placement will be conducted in reliance upon certain prospectus and registration exemptions. The net proceeds from the placement will be used to enhance marketing and training programs, and for general working capital requirements.

The Units will be subject to a four month restricted period.

Completion of the offering is subject to all required regulatory approvals, including the acceptance of the TSX Venture Exchange.

About Titan
Titan Trading Analytics Inc. is a premier provider of behavioral trading research. Trade signals are distributed via a powerful financial analysis and electronic trading software platform which captures and analyzes real-time market tick data and identifies trade opportunities based on numerous historical patterns, identified by Titan’s Trade Recommendation Engine™ (TRE). Titan’s flagship product, TickAnalyst™, delivers trading signals to proprietary trading firms and hedge funds via a cutting edge browser-based interface. Titan’s internally developed products and services are at the forefront of the high growth global investment management and automated trading industry.

Forward-Looking Statements
Except for historical information contained herein, the matters set forth above may be forward-looking statements that involve certain risks and uncertainties that could cause actual results to differ from those in the forward-looking statements. Words such as "anticipate," "believe," "estimate," "expect," "intend" and similar expressions, as they relate to the Company or its management, identify forward-looking statements. Such forward-looking statements are based on the current beliefs of management, as well as assumptions made by and information currently available to management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors such as the financial crisis in the US, consumer spending, the amount of sales of the Company's products, the competitive environment within the industry, the ability of the Company to continue to expand its operations, the level of costs incurred in connection with the Company's expansion efforts, economic conditions in the industry and the financial strength of the Company's clients. The Company does not undertake any obligation to update such forward-looking statements. Investors are also directed to consider all other risks and uncertainties. Accordingly, readers should not place undue reliance on forward-looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

Titan Trading Analytics Inc.
Irene Midgley
780-438-1239
imidgley@titantrading.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.